1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date 26 June, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
ANNOUNCEMENT
CONNECTED TRANSACTION
ASSETS SWAP BETWEEN CHALCO SHANDONG AND SHANDONG ALUMINUM

The Board announces that Chalco Shandong and Shandong Aluminum entered into the Assets Swap Agreement on 25 June 2015, pursuant to which, Chalco Shandong and Shandong Aluminum proposed to undertake the swap of certain assets.

As at the date of this announcement, Chalco Shandong is a subsidiary of the Company, and Chinalco is the controlling Shareholder of the Company. Shandong Aluminum, as a subsidiary of Chinalco, is a connected person of the Company. As such, the entering into the Assets Swap Agreement between Chalco Shandong and Shandong Aluminum constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

The assets swap involves both an acquisition and a disposal by the Company. Pursuant to the relevant requirements of the Hong Kong Listing Rules, the Company classifies the assets swap transaction by reference to the larger of the acquisition or disposal in terms of size test percentage ratios, and complies with the applicable requirements of the Hong Kong Listing Rules based on such classification. As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of the transactions contemplated under the Assets Swap Agreement exceed 0.1% but are less than 5%, the transactions are only subject to the reporting and announcement requirements but are exempted from the independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

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1.	INTRODUCTION

The Board announces that Chalco Shandong and Shandong Aluminum entered into the Assets Swap Agreement on 25 June 2015, pursuant to which, Chalco Shandong and Shandong Aluminum proposed to undertake the swap of certain assets.

2.	ASSETS SWAP AGREEMENT

2.1	Date

25 June 2015

2.2	Parties

(1)	Chalco Shandong, as the transferor and transferee; and

(2)	Shandong Aluminum, as the transferor and transferee

2.3	Assets to be Disposed of and Acquired

(1)

The assets to be disposed of by Chalco Shandong (i.e. the assets to be acquired by Shandong Aluminum) include: the assets and relevant liabilities of the Electrolysis Aluminum Plant except for the electrolysis production line (mainly carbon assets), the Aluminum Processing Plant and the Hospital Ward Building of Chalco Shandong (the "Assets to be Disposed of");

(2)

The assets to be acquired by Chalco Shandong (i.e. the assets to be disposed of by Shandong Aluminum) are the relevant assets and liabilities of the Bayer process production line of Shandong Aluminum (the "Assets to be Acquired").

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	2.4	Consideration and Payment

The parties agreed the consideration for the Assets to be Disposed of and the Assets to be Acquired shall be determined in accordance with the appraised net assets value of the relevant assets as set out in the "Assets Appraisal Report" (the "Assets Appraisal Report") issued by China Alliance Appraisal Co., Ltd. () (with 30 April 2015 as the benchmark date of appraisal). Specifically, the consideration for the Assets to be Disposed of is RMB288 million, the consideration for the Assets to be Acquired is RMB473 million, and the shortfall of RMB185 million, in which, after negotiation between both parties, will be settled by Chalco Shandong with cash. Both parties agreed after negotiation, the completion date for the assets swap shall be the reference date (the "Reference Date"). The profits or losses incurred and the changes in the assets before the Reference Date shall be attributable to the original owner of the relevant assets; while the profits or losses incurred after the Reference Date shall be attributable to the owner of the relevant assets after such assets swap.

	2.5	Completion of the Assets Swap

The date of the completion of the Assets to be Disposed of from Chalco Shandong to Shandong Aluminum, and the date of the completion of the Assets to be Acquired from Shandong Aluminum to Chalco Shandong shall be on the same date (the "Completion Date"). The Completion Date tentatively shall be no later than 31 December 2015, and shall be finally determined through negotiation between the parties.

	2.6	Condition on Effectiveness

The Asset Swap Agreement shall become effective upon singing by the legal representatives or persons in charge or authorized representatives of each party with seal affixed.

3.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The assets swap between Chalco Shandong and Shandong Aluminum is beneficial for rationalizing the assets management relations and vitalizing the stock assets and will promote the overall competitiveness of the Company, thus it is in line with the development strategies of the Company.

The Directors (including the independent non-executive Directors) are of the view that the transactions under the Assets Swap Agreement are made on normal commercial terms and the transaction terms are fair and reasonable, and are in the interests of the Company and the Shareholders as a whole.

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4.	INFORMATION ON SUBJECT OF TRANSACTION

	4.1	Information on the Assets to be Acquired

(1)	Information on the Bayer process production line of Shandong Aluminum

In 2006, Shandong Aluminum constructed the 300,000 tonnes Bayer process alumina project. It expanded construction of 4 seed precipitation tanks in 2010. After continuous improvement and perfection on such system, it currently has a production capacity of 500,000 tonnes per annum of Bayer process alumina. In order to unify the coordination and management, the Shandong Branch of Chinalco (the predecessor of Chalco Shandong) entered into the Alumina Processing and Production Cooperation Agreement with Shandong Aluminum in 2008, pursuant to which, Shandong Branch of Chinalco processed and produced alumina with the Bayer process production line of Shandong Aluminum. Shandong Branch of Chinalco owned the output and paid processing fee to Shandong Aluminum. As of 30 April 2015, the original carrying value of assets of the Bayer process alumina production system of Shandong Aluminum amounted to RMB716.8211 million, with a net value of RMB358.1137 million.

According to the financial reports prepared by Shandong Aluminum in accordance with the PRC Generally Accepted Accounting Principles, for the financial years ended 31 December 2013 and 31 December 2014, the net profits attributable to the Bayer process production line of Shandong Aluminum (before and after taxation and extraordinary items) are as follows:

	For the year	For the year
	ended 31	ended 31
	December	December
	2014	2013
	(RMB'0000)	(RMB'0000)

Net profit before taxation and extraordinary items	-3,437	-5,536
Net profit after taxation and extraordinary items	-3,437	-5,536

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4.2	Information on the Assets to be Disposed of

(1)	Information on the Electrolysis Aluminum Plant of Chalco Shandong except for the assets of the electrolysis production line (mainly carbon assets)

The electrolysis production line includes the electrolysis workshops no.1, 2 and 3 and the power-generating and assembling facility for electrolysis production. The Electrolysis Aluminum Plant of Chalco Shandong except for the assets of the electrolysis production line (mainly carbon assets) is independent from other production lines of Chalco Shandong, and is able to organize production and operation independently. Since the alumina electrolysis production line of Chalco Shandong has completely ceased production in 2013, the carbon production line, which was originally used as an ancillary component of electrolysis, is mainly used for external sales currently, with an annual production capacity of 45,000 tonnes. As at 30 April 2015, the net value of the fixed assets of such production line was RMB20.77 million, with current assets of RMB90.52 million and net assets of RMB111.29 million.

According to the financial reports prepared by Chalco Shandong in accordance with the PRC Generally Accepted Accounting Principles, for the financial years ended 31 December 2013 and 31 December 2014, the net profits attributable to Electrolysis Aluminum Plant of Chalco Shandong except for the assets of the electrolysis production line (before and after taxation and extraordinary items) are as follows:

	For the year	For the year
	ended 31	ended 31
	December	December
	2014	2013
	(RMB'0000)	(RMB'0000)

Net profit before taxation and extraordinary items	-1,466	-1,342
Net profit after taxation and extraordinary items	-1,466	-1,342

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(2)	Information on the Aluminum Processing Plant of Chalco Shandong

The main business of the Aluminum Processing Plant is the production of aluminum profiles, with an output of 10,000 tonnes per annum. As at 30 April 2015, it recorded a net value of fixed assets of RMB22.96 million, current assets of RMB33.63 million, liabilities of RMB10.51 million and net assets of RMB46.08 million.

According to the financial reports prepared by Chalco Shandong in accordance with the PRC Generally Accepted Accounting Principles, for the financial years ended 31 December 2013 and 31 December 2014, the net profits attributable to the Aluminum Processing Plant (before and after taxation and extraordinary items) are as follows:

	For the year	For the year
	ended 31	ended 31
	December	December
	2014	2013
	(RMB'0000)	(RMB'0000)

Net profit before taxation and
extraordinary items	-192	-274
Net profit after taxation and
extraordinary items	-192	-274

(3)	Information on the Hospital Ward Building

The Hospital Ward Building of Shandong Aluminum is an asset of Chalco Shandong, with net assets of RMB25.86 million.

According to the financial reports prepared by Chalco Shandong in accordance with the PRC Generally Accepted Accounting Principles, for the financial years ended 31 December 2013 and 31 December 2014, the net profits attributable to the Hospital Ward Building (before and after taxation and extraordinary items) are as follows:

	For the year	For the year
	ended 31	ended 31
	December	December
	2014	2013
	(RMB'0000)	(RMB'0000)

Net profit before taxation and
extraordinary items	-68	-68
Net profit after taxation and
extraordinary items	-68	-68

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5.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Chalco Shandong is a subsidiary of the Company, and Chinalco is the controlling Shareholder of the Company. Shandong Aluminum, as a subsidiary of Chinalco, is a connected person of the Company. As such, entering into the Assets Swap Agreement between Chalco Shandong and Shandong Aluminum constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

The assets swap involves both an acquisition and a disposal by the Company. Pursuant to the relevant requirements of the Hong Kong Listing Rules, the Company classifies the assets swap transaction by reference to the larger of the acquisition or disposal in terms of size test percentage ratios, and complies with the applicable requirements of the Hong Kong Listing Rules based on such classification. As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of the transactions under the Asset Swap Agreement exceed 0.1% but are less than 5%, the transactions are only subject to the reporting and announcement requirements but are exempted from the independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Liu Caiming, all Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution in respect of the Assets Swap Agreement. Save as disclosed above, none of the Directors has any material interest in the transactions contemplated under the Assets Swap Agreement, and therefore none of the Directors has abstained from voting on such Board resolution.

6.	GENERAL INFORMATION

	6.1	Information on the Company

The Company is a joint stock company incorporated in the PRC with limited liability, whose shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange and its ADSs are listed on the New York Stock Exchange.

The Group is principally engaged in the mining of bauxite, the production and sales of alumina, primary aluminum, the operation of coal and iron ore businesses as well as the trading of other non-ferrous metal products.

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6.2	Information on Chalco Shandong

Chalco Shandong is a limited liability company incorporated in the PRC in January 2015. It is mainly engaged in the production and sales of alumina products, aluminium materials for construction, aluminium ingots, carbon products, autoclaved fly ash brick and water and electricity for industrial use; generation of electricity for industrial use; sales, installation, examination and maintenance of mechanical equipment, spare parts and non-standard equipment; installation and sales of telecommunication devices and testing devices; design, installation and testing of network and software system for automatic measurement control; technological development and services of alumina products; research and development of products in comprehensive utilization of red mud; metal selection and sand separation of red mud; sales of drinking water, automatic equipment for office, apparatus and meters, coal, chemical products and raw materials, construction materials, porcelain and porcelain materials, refractory materials, electrical engineering equipment, metals, mechanical and electrical products, valves, filtration bags, rubber products, furnace burden, standard parts, red mud, iron concentrate powder and high-iron sand; goods storage, loading and unloading services; and import and export of goods and technologies.

6.3	Information on Shandong Aluminum

Shandong Aluminum is a limited liability company incorporated in the PRC in July 1954. It is mainly engaged in production and sales of ammonium metavanadate, sodium hydrogen oxide solution, hydrochloric acid, chlorine, sodium hypochlorite, hydrogen and sulfuric acid; production and sales of aluminum, alumina, gallium, alumina chemicals, carbon products, cement, clinker, waterproof and insulation materials, concrete, non-ferrous metals, including vanadium, molybdenum, nickel and sodium vanadate; installation and examination of mechanical and electrical equipment; mechanical processing; production of non-standard equipment; construction installation for industrial and household uses; import and export of goods and technologies; property management; and leasing of venues and properties.

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7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"A Shares"	domestic shares with a nominal value of RMB1.00 each in the ordinary share capital of the Company, which was listed on the Shanghai Stock Exchange;

"ADS"	American depository shares issued by The Bank of New York Mellon as depository bank and listed on the New York Stock Exchange, each of which represents the entitlement of 25 H Shares;

"Assets Swap Agreement"

the assets swap agreement entered into between Chalco Shandong and Shandong Aluminum on 25 June 2015, pursuant to which, Chalco Shandong and Shandong Aluminum proposed to undertake the swap of certain assets;

"Board"	the board of Directors;

"Chalco Shandong"	(Chalco Shandong Co., Ltd.,*) a wholly-owned subsidiary of the Company as at the date of this announcement;

"Chinalco"

(Aluminum Corporation of China*), a solely state-owned enterprise and the controlling shareholder of the Company, which directly holds approximately 33.10% of the total issued share capital of the Company as at 15 June 2015;

"Company"

(Aluminum Corporation of China Limited*), a joint stock company incorporated in the PRC with limited liability and whose A Shares, H Shares and ADSs are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange;

"connected persons"	has the meaning ascribed to it under the Hong Kong Listing Rules;

"Directors"	the directors of the Company;

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"H Shares"	overseas listed foreign shares with a nominal value of RMB1.00 each in the share capital of the Company, which was listed on the Hong Kong Stock Exchange and subscribed in Hong Kong dollars;

"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"PRC"	the People' Republic of China, for the purposes of this announcement, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shandong Aluminum"	(Shandong Aluminum Company*), a wholly-owned subsidiary of Chinalco as at the date of this announcement;

"Shareholder(s)"	the shareholder(s) of the Company;

"%"	percentage.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
25 June 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary